Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth Ecopetrol’s ratio of earnings to fixed charges for the years ended December 31, 2017, 2016, 2015 and 2014 in accordance with IFRS (expressed in millions of Colombian pesos).

	For the year ended December 31,
Period	2017	2016	2015		2014
Income (loss) before income tax and minority interest	13,769,662	7,790,526	(5,578,626)		11,104,428
Income (loss) net from equity investees	93,538	61,345	(46,687)		166,070
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	13,676,124	7,729,181	5,531,939)		10,938,358

Fixed Charges
Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness	2,577,645	3,106,233	2,513,045		1,394,975
Estimated of the interest within rental expense	69,883	67,650	89,912		74,959
Total Fixed Charges	2,647,528	3,173,883	2,602,957		1,469,934
Amortization of capitalized interest	209,653	185,653	114,112		107,612
Distributed income of equity investees	285,961	426,837	332,438		667,014
Total added Items	16,819,266	11,515,554	(2,482,432)		13,182,918
Interest Capitalized	191,651	341,209	744,426		640,698
Total subtract Items	191,651	341,209	744,426		640,698
Total Earnings	16,627,615	11,174,345	(3,226,858)		12,542,220
Total Ratio of earnings	6.28	3.52	(1.24	)(1)(2)	8.53

(1)	The deficiency for the year ended December 31, 2015 in peso terms was COP$5,829,815 million.

(2)	The ratio of earnings to fixed charges for the year ended December 31, 2015 was affected by the recognition of non-cash accounting items such as: (a) an impairment of non-current assets of COP$7,864,875 million and (b) an unrealized loss on exchange rate differences of COP$3,695,754 million. Without the effect of these two factors, our ratio of earnings to fixed charges for the year ended December 31, 2015 would be 3.2.

Source: Ecopetrol’s accounting records.